SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) January 29, 2004

GenCorp Inc.

(Exact Name of Registrant as Specified in Charter)

Ohio	1-01520	34-0244000
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	IRS Employer Identification No.)

Highway 50 and Aerojet Road, Rancho Cordova, California	95670
(Address of Principal Executive Offices)	(Zip Code)

P.O. Box 537012, Sacramento, California	95853-7012
(Mailing Address)	(Zip Code)

Registrant's telephone number, including area code (916) 355-4000

Item 5. Other Events

Attached hereto as Exhibit 99.1 and incorporated herein by this reference is the text of the registrant's press release which was issued on January 29, 2004.

Exhibit 99.1 is a GenCorp Inc. press release dated January 29, 2004, in which GenCorp announced that it issued an additional $25 Million of its 4% Contingent Convertible Subordinated Notes due 2024 pursuant to the exercise, in full, of the option granted to one of the initial purchasers in connection with the private placement of notes announced on January 13, 2004.

Item 7. Exhibits

99.1   GenCorp Inc.'s press release dated January 29, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENCORP INC.

By: /s/ Mark A. Whitney

Name: Mark A. Whitney
Title: Vice President, Law; Deputy
          General Counsel and Assistant Secretary

Dated: February 3, 2004